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Multi-Center Study on First Generation PillCam® COLON Published in New England Journal of Medicine

-  Study confirms that PillCam COLON is safe and can visualize the colon without sedation, intubation or insufflation –

YOQNEAM, ISRAEL, July 15, 2009 -- Given Imaging Ltd. (NASDAQ: GIVN) today announced that results from a prospective multi-center study comparing the performance of PillCam® COLON capsule endoscopy with optical colonoscopy for the detection of colorectal polyps and cancer were published in the July 16, 2009 issue of the New England Journal of Medicine. The study’s authors concluded that while this first-generation PillCam COLON’s sensitivity for detecting colonic lesions was lower than colonoscopy, colon capsule endoscopy is a safe way to visualize the colon that obviates the need for sedation, intubation or air insufflation.

The multi-center study enrolled 328 patients between January 2006 and July 2007 with known or suspected colonic disease.  The primary endpoint of the study was detection of colorectal polyps and cancer.  As with colonoscopy, PillCam COLON’s sensitivity was significantly higher in patients with adequate cleansing levels.

“The goal of our study was to evaluate the performance of capsule endoscopy in detecting colonic polyps and colorectal cancer,” said Jacques Devière, M.D., Erasme Hospital in Brussels and lead investigator of the study.  “The data show that this first generation PillCam COLON is safe and can visualize the colon.  We believe that with scheduled upgrades in capsule technology, more efficient colon preparation and higher rates of adequate colon cleansing among patients, PillCam COLON could be a promising new tool to complement colonoscopy for detection of polyps and diagnosing colorectal cancer.”

Researchers computed sensitivity and specificity of capsule endoscopy for polyps, advanced adenoma and cancer. The sensitivity for detecting large polyps (≥ 6 mm) and advanced adenomas was 64% and 73%, respectively and specificity was 84% and 79%, respectively.

Douglas Rex, M.D., Professor of Medicine, Indiana University of Medicine, Indianapolis, added, “Currently there are many individuals who are unwilling or unable to undergo colonoscopy. This study suggests that with technical improvements in the capsule and improvements in bowel cleansing, the capsule could become a safe and effective method to detect colon polyps in these patient populations.”

Given Imaging received the CE Mark for the first-generation version of PillCam COLON in 2006 which is now available commercially in Europe, Asia, Latin America, Canada and Australia.  PillCam COLON is not approved for use in the U.S.  Given Imaging is currently advancing a second-generation PillCam COLON capsule through clinical trials in Israel.

“Given Imaging is committed to being the leader in developing innovative, non-invasive GI diagnostic and screening tools. We support the GI community’s efforts to increase the rate of colorectal cancer screening and are working closely with leading gastroenterologists to develop our second-generation PillCam COLON with the goal of increasing its sensitivity and simplifying the procedure for patients who are unwilling or unable to undergo a colonoscopy procedure,” said Homi Shamir, CEO and President of Given Imaging Ltd.  “We are encouraged by our progress and look forward to initiating broad clinical trials later this year in Europe and the United States, and to launching our second-generation PillCam COLON in Europe at the Gastro 2009 conference this fall.”

About Colorectal Polyps
There are two common types of colorectal polyps: adenomatous, which can develop into cancer, and hyperplastic, which are rarely more than 5 mm in size and are rarely cancerous.1 For adenomas, the potential for malignancy is related to polyp size.2 Larger polyps are more likely to develop into cancer, and polyps that are over 2 cm in size may potentially contain cancer.3

About Colon Cancer
Colon cancer involves the large intestine (colon), the lower part of the digestive tract, while rectal cancer involves the last 6 inches of the colon. Together, they're often referred to as colorectal cancers. Colon and rectal cancers begin in the digestive tract and occur when cells that line the colon or the rectum become abnormal and grow out of control. Despite widespread public education efforts, colorectal cancer screening compliance rates remain low, with just 50% of the eligible US population undergoing a colonoscopy4.  About 147,000 people in the U.S. are diagnosed with colorectal cancer annually, according to the National Cancer Institute5.

About PillCam COLON
PillCam COLON enables the physician to directly see the colon mucosa in its natural state while not requiring sedation, intubation, air insufflation, hospitalization or radiation.  PillCam COLON is a smooth plastic capsule measuring 11mm by 31mm and can be naturally ingested with a sip of water. It has tiny video cameras at each end which capture 4 images per second for up to 10 hours. PillCam COLON utilizes advanced optical technology, similar to the technology found in the second generation PillCam SB and ESO capsules, which produces enhanced resolution images and includes automatic light control and a wide field of view.  A second generation PillCam COLON is in development, with the goals being to increase sensitivity and to simplify the procedure for patients and clinicians.

1 http://www.mayoclinic.com/health/colon-polyps/DS00511/DSECTION=causes
2 http://emedicine.medscape.com/article/367452-overview
3 http://www.asge.org/PatientInfoIndex.aspx?id=396
4 http://www.cdc.gov/cancer/colorectal/statistics/screening_rates.htm
5 http://seer.cancer.gov/statfacts/html/colorect.html

About Given Imaging Ltd.
Given Imaging has advanced gastrointestinal diagnosis by developing innovative, patient-friendly tools based on its PillCam® Platform. PillCam capsule endoscopy provides physicians with natural images of the small intestine via PillCam® SB, the esophagus through PillCam® ESO, and the colon with PillCam® COLON [PillCam COLON is not cleared for use in the USA]. The PillCam capsules are miniature video cameras that patients ingest. Given Imaging's other capsule products include Agile™ patency capsule, to verify intestinal patency, and Bravo®, the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD). Given Imaging's products use cutting-edge, wireless technology and advanced software to enable gastroenterologists to better diagnose disease of the esophagus, small bowel and colon [PillCam COLON is not cleared for use in the USA] and more accurately treat patients. All Given Imaging products allow patients to maintain normal activities. Since 2001, more than one million PillCam® video capsules have helped physicians evaluate patients for GI disorders.  Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia and Singapore. For more information, please visit http://www.givenimaging.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (3) our success in implementing our sales, marketing and manufacturing plans, (4) protection and validity of patents and other intellectual property rights, (5) the impact of currency exchange rates, (6) the effect of competition by other companies, (7) the outcome of significant litigation, (8) our ability to obtain reimbursement for our product from government and commercial payors, (9) quarterly variations in operating results, (10) the possibility of armed conflict or civil or military unrest in Israel, (11) the impact of global economic conditions, and (12) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2008. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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